ecoTECH Energy Group

August 22, 2012



Securities and Exchange Commission
Attn:  Tanya Aldave
100 F Street, N.E.
Washington, DC 20549

Re:      EcoTech Energy Group, Inc.
         File No. 333-138989
         Annual Report on Form 10-K for the Year Ended December 31, 2011

Dear Ms. Aldave:

The undersigned, EcoTech Energy Group, Inc., a Nevada corporation (the "Registrant"), has filed an amendment to its Annual Report on Form 10-K for the Year Ended December 31, 2011 (the "Annual Report") with the Securities and Exchange Commission ("Commission") pursuant to the Securities Act of 1933, as amended.

The Annual Report was amended pursuant to our telephone conversation with you on August 3, 2012, to incorporate by reference certain previously filed exhibits in
Part IV, Item 15.

The Registrant hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact us.

                                        Sincerely,

                                        ECOTECH ENERGY GROUP, INC.

                                        /s/ Rolf A. Eugster
					-----------------------------------------
August 22, 2012                         Rolf A. Eugster, Chief Financial Officer


	Suite 4100, 800 Fifth Avenue, Suite 4100, Seattle, WA 98104
			  Ph: (206) 259-7867
			www.ecotechenergygroup.com